# Regulatory Announcement

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| | |
|---|---|
| **Company** | Jardine Matheson Hldgs Ld |
| **TIDM** | JAR |
| **Headline** | Result of AGM |
| **Released** | 13:42 15-Jun-06 |
| **Number** | 6526E |



**JARDINE MATHESON HOLDINGS LIMITED (the "Company")**



**Result of AGM**

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 3 May 2006 were duly passed.



**A V SEBASTIAN, Matheson & Co., Limited,**
**London Secretaries of Jardine Matheson Holdings Limited**

**Date of notification – 15 JUNE 2006**

www.jardines.com







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